

September 27, 2012

Via E-mail
Mr. Jonathan Hornaday
Corporate Secretary
Crescent Financial Bancshares, Inc.
3600 Glenwood Avenue, Suite 300
Raleigh, North Carolina 27612

> **Re: Crescent Financial Bancshares, Inc.**
> **Supplemental Proxy Materials**
> **Filed September 26, 2012**
> **File No. 000-32951**

Dear Mr. Hornaday:

    We have limited our review of your proxy statement to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. Please revise the proxy statement, as appropriate, to reflect the newly proposed stock merger with ECB.

Summary, page 3

2. State prominently, if true, that this transaction is not the first step of a 13E-3 transaction.

The Merger, page 28

3. Expand the discussion of the August board and special committee meetings to address what conclusions, if any, were made regarding VantageSouth's lack of earnings over the recent 12 month period or the merger price being higher than the median values of the comparative transactions.

<u>Reasons for the Merger, page 33</u>
<u>Factors Considered by the Special Committee, page 33</u>

4. Revise to specifically note each line item analysis underlying the financial advisor's opinion that does not appear to support the recommendation of the special committee and explain why, in light of that analysis, it is recommending the transaction.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your revised preliminary information statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief